United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                   FORM 12b-25


                           Notification of Late Filing

(Check one) :   [ ] Form 10-K         [    ] Form 11-K            [  ] Form 20-F
                [X] Form 10-Q         [    ] Form N-SAR

For the Period Ended:               June 30, 2002
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

The financial statements included in Item 1 of the Company's Form 10-Q does not fully comply with Regulation S-X. See below.

                         PART I--Registrant Information

Full Name of Registrant:                    WORLDPORT COMMUNICATIONS, INC.

Former Name if Applicable:

Address of Principal Executive Office:      975 Weiland Road, Suite 160

City, State and Zip Code                    Buffalo Grove, Illinois 60089


                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.

                               PART III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed).


The financial statements contained in the Company's Form 10-Q filed today have not been reviewed by an independent public accountant in accordance with Statement of Auditing Standards No. 71, as required by Rule 10-01(d) of Regulation S-X, since the Company's historical independent accounting firm, Arthur Andersen LLP, is no longer able to provide these services. The Company is currently in the process of engaging a new independent accounting firm to complete such a review as soon as practical. Upon completion of a SAS 71 review, the Company intends to file an Amendment to the Form 10-Q.

For the reasons described above, the Company cannot have its financial statements contained in the Form 10-Q reviewed in accordance with SAS 71 on time without unreasonable effort or expense.


                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

            Kathleen A. Cote              (847)                  229-8200
         -------------------------- --------------------- ---------------------
                 (Name)                (Area Code)          (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No


                         WORLDPORT COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August  14, 2002                      By:     /s/ Kathleen A. Cote
                                                  ------------------------------
                                                     Chief Executive Officer